ANY REPLY OR SUBSEQUENT REFERENCE SHOULD BE ADDRESSED TO THE FINANCIAL SECRETARY AND THE FOLLOWING REFERENCE NUMBER QUOTED:-	MINISTRY OF FINANCE AND THE PUBLIC SERVICE 30 NATIONAL HEROES CIRCLE P.O. BOX 512 KINGSTON JAMAICA

Telephone No. 92-28600-16

Website: http://www.mof.gov.jm

Email: info@mof.gov.jm

September 18, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Government of Jamaica — Registration Statement No. 333-271541

Ladies and Gentlemen:

On behalf of the Government of Jamaica (the “Government”) and pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, I request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on September 20, 2023, or as soon as practicable thereafter.

The Government hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Government from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Government may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Nigel Clarke
Nigel Clarke, DPhil, M.P.
Minister of Finance and the Public Service duly authorized for and on the behalf of
THE GOVERNMENT OF JAMAICA

cc:	Michael Coco